UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-221338-01

CBS OPERATIONS INC.

(Exact name of registrant as specified in its charter)

51 West 52nd Street

New York, NY 10019

(212) 975-4321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees by CBS Operations Inc. of each of the following series of securities:

 4.30% Senior Notes due 2021

3.375% Senior Notes due 2022

2.500% Senior Notes due 2023

2.900% Senior Notes due 2023

7.875% Debentures due 2023

3.700% Senior Notes due 2024

3.50% Senior Notes due 2025

4.00% Senior Notes due 2026

2.90% Senior Notes due 2027

3.375% Senior Notes due 2028

3.700% Senior Notes due 2028

4.200% Senior Notes due 2029

7.875% Senior Debentures due 2030

5.50% Senior Debentures due 2033

5.90% Senior Notes due 2040

4.85% Senior Notes due 2042

4.900% Senior Notes due 2044

4.60% Senior Notes due 2045

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note: On December 4, 2019, Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company (the “Viacom-CBS merger”) pursuant to that certain Agreement and Plan of Merger, dated as of August 13, 2019, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 16, 2019, by and between CBS and Viacom. At the effective time of the Viacom-CBS merger, CBS changed its name to ViacomCBS Inc.

Prior to the effective time of the Viacom-CBS merger, CBS Operations Inc. (“CBS Operations”), which was a wholly-owned subsidiary of CBS and guarantor of substantially all of CBS’ outstanding debt securities, merged with and into CBS, in order to extinguish CBS Operations’ guarantees with the intention that all of the outstanding debt securities of CBS and Viacom be pari passu at the effective time of the Viacom-CBS merger.

The CBS Operations guarantees were extinguished following its merger with and into CBS, and accordingly, there are no holders of record of CBS Operations guarantees.

Pursuant to the requirements of the Securities Exchange Act of 1934, ViacomCBS Inc., as successor by merger to CBS Operations, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VIACOMCBS INC. (as successor by merger to CBS Operations Inc.)
Date: January 28, 2020	By:	/s/ Christa A. D’Alimonte
	Name:	Christa A. D’Alimonte
	Title:	Executive Vice President, General Counsel and Secretary